MORAN & OZBIRN, P.C.
ATTORNEYS AT LAW

NORTHPARK CENTRAL, SUITE 1040
8750 NORTH CENTRAL EXPRESSWAY
DALLAS, TEXAS 75231
(214) 739-1591
FAX (214) 739-1594
MICHAEL J. MORAN	DAVID W. OZBIRN
(214) 739-1592	(214) 739-1593
Michael@moranozbirn.com	david@moranozbirn.com

September 30, 2008

AMG Oil, Ltd.
2800 – 600 17th Street
South Denver, Colorado 80202-5402

Re: U.S. Tax Issues Related to Proposed Continuation

Gentlemen:

     We have been retained by AMG Oil, Ltd. (“AMG”) to act as special U.S. tax counsel with respect to certain issues. In that connection, we have been asked to discuss the U.S. tax issues related to the proposed continuation of AMG, which is currently a corporation incorporated under the laws of the State of Nevada, to Canada, whereinafter AMG would become governed by the Canadian Business Corporations Act and cease to be governed by the laws of the state of Nevada (this transaction is referred to as the “Continuation”).

Representations of AMG

     AMG has represented to us, and we have assumed the accuracy of and have relied upon the following representations:

     1. AMG is currently a corporation incorporated under the laws of the state of Nevada;

     2. AMG, through a process known as a conversion under Nevada corporate law, and known as a continuation under Canada corporate law, will change its jurisdiction of incorporation from Nevada to the Canadian federal jurisdiction under the Canada Business Corporations Act;

     3. AMG maintains, and has maintained since its inception, permanent offices in Canada where its management employees are located;

     4. AMG has no employees in the United States, and its office located in the United States consists solely of a mailing address where, for a fee, a third-party contractor forwarded it mail to its address in Canada;

     5. The mind and management of AMG, as that term is defined in Canadian tax law, is, and has been since the formation of AMG, located in Canada;

AMG Oil, Ltd.
September 30, 2008

     6. The only assets of AMG are cash;

     7. AMG currently has no sales or operations;

     8. AMG has raised over 90% of its funds from Canadian investors and currently the owner of more than 75% of the shares of AMG are Canadian residents;

     9. The only business activities of AMG were drilling oil wells in New Zealand. The wells were dry holes and AMG has been inactive since 2003;

     10. AMG believes that the ability to raise additional capital is attributed to the achievement of its overall business objectives and that it will be easier to raise additional funds as a corporation governed by the Canada Business Corporations Act;

     11. AMG is not moving its place of incorporation from the United States to Canada to avoid U.S. corporate income taxes; and

     12. AMG has a fiscal year which ends on September 30 and will continue to use that fiscal year after the Continuation.

Discussion of Legal Authorities and Legal Conclusions.

1. Application of Section 7874 of the Code.

     Section 7874 of the Internal Revenue Code (the "Code") was enacted in 2004 to discourage U.S. corporations from migrating to non-U.S. jurisdictions to avoid U.S. corporate income taxation. To accomplish this objective, Section 7874 of the Code, if applicable, may result in the new entity being liable for U.S. income tax even when it is not a U.S. corporation. Section 7874 of the Code does not apply to the migration of a corporation from the U.S. to a non-U.S. jurisdiction where the entity has substantial business activities in the non-U.S. jurisdiction it is migrating to when compared to its total business activities.

     The Continuation is considered a migration of AMG from the U.S. to Canada. Section 7874 of the Code will apply to the Continuation unless AMG is considered to have substantial business activities in Canada when compared to the total business activities of AMG. If applicable, Section 7874 of the Code will cause AMG to be liable for U.S. corporate income taxes even after the Continuation.

     To determine whether a migrating corporation has substantial business activities in Canada when compared to its total business activities, the regulations under Section 7874 of the Code provide for both a safe harbor test and a facts and circumstances test. The safe harbor test is set forth in Section 1.7874 – 2T(d)(2), which provides as follows:

AMG Oil, Ltd.
September 30, 2008

(2) Safe harbor – (i) Elements. The EAG1 will be considered to have substantial business activities, after the acquisition, in the foreign country in which, or under the law of which, the acquiring foreign entity was created or organized, when compared to the total business activities of the EAG, if paragraphs (d)(2)(ii), (iii), and (iv) of this section apply.

(ii) Employees. This paragraph (d)(2)(ii) applies if, after the acquisition, the group employees based in the foreign country account for at least 10 percent (by headcount and compensation) of total group employees.

(iii) Assets. This paragraph (d)(2)(iii) applies if, after the acquisition, the total value of the group assets located in the foreign country is at least 10 percent of the total value of all group assets.

(iv) Sales. This paragraph (d)(2)(iv) applies if, during the testing period, the group sales made in the foreign country accounted for at least 10 percent of total group sales.

     The facts and circumstances test is set forth in Section 1.7874 – 2T(d)(1), and provides as follows:

(d) Substantial business activities of the EAG – (1) General rule – (i) Facts and circumstances test. Subject to paragraph (d)(2) of this section, the determination of whether, after the acquisition, the EAG has substantial business activities in the foreign country in which, or under the law of which, the acquiring foreign entity is created or organized, when compared to the total business activities of the EAG, shall be made on the basis of all of the facts and circumstances.

* * * *

(ii) Factors to be considered. Relevant factors indicating that the EAG has substantial business activities in the foreign country when compared to the total business activities of the EAG include, but are not limited to, the factors set forth below. The presence or absence of any factor, or of a particular number of factors, is not determinative. Moreover, the weight given to any factor (whether or not set forth below) depends on the particular case. Relevant factors include, but are not limited to –

(A) Historical presence. The conduct of continuous business activities in the foreign country by EAG members prior to the acquisition;

(B) Operational activities. Business activities of the EAG in the foreign country occurring in the ordinary course of the active conduct of one or more trades or businesses, involving –

(1) Property located in the foreign country which is owned by members of the EAG;

[1] The term EAG, as used in the regulations, means "Expanded Affiliated Group" and includes the migrating corporation and all of its subsidiaries. In our circumstance, EAG means AMG because AMG has no subsidiaries.

AMG Oil, Ltd.
September 30, 2008

(2) The performance of services by individuals in the foreign country who are employed by members of the EAG; and

(3) Sales to customers in the foreign country by EAG members;

(C) Management activities. The performance in the foreign country of substantial managerial activities by EAG members' officers and employees who are based in the foreign country;

(D) Ownership. A substantial degree of ownership of the EAG by investors resident in the foreign country.

(E) Strategic factors. The existence of business activities in the foreign country that are material to the achievement of the EAG's overall business objectives.

     AMG has no "group assets" (which are defined to include only those assets used in an active trade or business) and no "group sales." AMG, accordingly, cannot satisfy the "safe harbor" test of the regulations, which would require that more than 10% of AMG's assets and sales be in Canada. As a result, the determination as to whether AMG's business activities in Canada are substantial in relation to its overall business activities must be made pursuant to the facts and circumstances test. The facts and circumstances test lists five factors to consider, namely, historical business activities, current business activities, location of management activities, and ownership and existence of business activities that are material to the achievement of AMG's overall business objectives.

     AMG has no current business activities, so the location of its current business activities is irrelevant. AMG's past business activities were to drill a dry hole in New Zealand, so this factor is not helpful. All of AMG's management and management personnel are located in Canada, and AMG's stock is predominantly owned by Canadians, so the third and fourth factors indicate that AMG business activities in Canada are substantial in relation to its overall business activity. Material to achieving AMG's business objectives is raising additional capital. Because this activity will occur in Canada, and is easier if AMG is a Canadian corporation, there is an argument that the fifth factor also indicates that AMG's business activities in Canada are substantial. The application of this factor is uncertain because raising additional capital may not be considered a "business activity."

     The tests set forth in the regulations do not apply easily to AMG because of its lack of any business activities or business assets. The regulations do, however, seem to contemplate that the tests are to be applied given each corporation's individual circumstances when they provide as follows:

For the EAG to have substantial business activities in the foreign country when compared to the total business activities of the EAG, there is no minimum percentage of its total business activities (regardless of how measured) that must be in the foreign country. It is necessary, however, for the determination of substantiality to be made on the basis of a comparison to the total business activities of the EAG, and the factors set forth in paragraph (d)(1)(ii) of this section are to be evaluated accordingly. Thus, it is possible that the business activities of

AMG Oil, Ltd.
September 30, 2008

an EAG in a particular country would be substantial when compared to the total business activities of such EAG, but the identical business activities of another EAG in the same country would not be substantial when compared to the total business activities of that EAG because the total business activities of the second EAG were much more extensive than the total business activities of the first EAG.

     The purpose behind Section 7874 of the Code and the substantial business activity exception to the provision of Section 7874 should also be considered. The preamble to the Treasury Regulations set forth above describes these purposes when they provide as follows:

The Senate Finance Committee stated its belief "that inversion transactions resulting in a minimal presence in a foreign country of incorporation are a means of avoiding U.S. tax and should be curtailed." S. Rep. No. 108-192, 108th Cong., 1st Sess., at 142 (Nov. 7, 2003).

* * * *

The IRS and Treasury Department believe that Congress was concerned about transactions where the new foreign parent entity is incorporated in a country in which the EAG does not have a bona fide business presence that is meaningful in the context of the group's overall business. See S. Rep. No. 108-192, 108th Cong., 2d Sess., at 142 (Nov. 7, 2003) (The Committee believes that inversion transactions resulting in minimal presence in a foreign country of incorporation are a means of avoiding U.S. tax and should be curtailed.).

     AMG is not moving its place of incorporation from the United States to Canada to avoid U.S. corporate income taxes. Additionally, AMG clearly has a bona fide connection to Canada. While not explicitly a part of the substantial activities test set forth in the regulations, the lack of tax motivation of AMG and the bona fide connection of AMG to Canada should be considered. This is because the purpose for the "substantial activities" test is to exempt from Section 7874 of the Code corporations who were not moving to avoid taxes and were moving to a country where they have a bona fide connection.

     Based on the foregoing authority, we are of the opinion that it is more likely than not that AMG will be considered as having substantial business activities in Canada when compared to its overall business activities so that Section 7874 of the Code will not apply to the Continuation to cause AMG to continue to be subject to U.S. corporate income taxes after the Continuation. The remainder of this opinion assumes that Section 7874 of the Code will not apply to the Continuance.

2.	U.S. Tax Consequences to U.S. and Canadian Shareholders.

     For U.S. income tax purposes, the Continuation is deemed to be a transfer by AMG Oil LTD., a Nevada corporation ("AMG Nevada"), of its assets to AMG Oil LTD., a Canadian corporation ("AMG Canada"), in exchange for the stock of AMG Canada, which stock AMG Nevada will distribute to its shareholders in a liquidating distribution. Absent applicable non-recognition provisions, AMG Nevada would be required to recognize gain on the transfer of its assets to AMG Canada, and the shareholders of

AMG Oil, Ltd.
September 30, 2008

AMG Nevada would be required to recognize gain on the exchange of their shares for shares of AMG Canada.

     Section 368 of the Code provides that certain corporate reorganization transactions can be conducted without the recognition of gain or loss to the corporation transferring assets to another corporation or to the shareholders exchanging their shares in one corporation for shares in another corporation. Section 368(a)(1)(F) of the Code includes as one of the types of reorganization transactions that can be conducted without the recognition of gain "a mere change in identity, form, or place of organization of one corporation, however effected."

     Because AMG Canada is a non-U.S. corporation, in addition to satisfying the requirements of Section 368 of the Code, the Continuation must also meet certain requirements set forth within Section 367 of the Code to avoid the recognition of gain. Section 367 of the Code generally applies to require the recognition on gain on certain transactions to non-U.S. corporations by U.S. persons (which include U.S. individual citizens or residents and U.S. corporations). The transfer by AMG Nevada of its assets to AMG Canada is deemed to be a transfer to a non-U.S. corporation by a U.S. person.

     In our opinion, the Continuation will qualify as a reorganization under Section 368(a)(1)(F) of the Code. As a result, irrespective of whether or not Section 7874 of the Code applies to the Continuation, the shareholders of AMG will not be required to recognize gain on the transfer of their shares of AMG Nevada for shares of AMG Canada. As discussed below, Section 367 of the Code will require AMG to recognize gain on the transfer of its assets to AMG Canada. However, but for the requirements of Section 367 of the Code, Section 368(a)(1)(F) would allow this transfer to be made tax free.

     Section 367 of the Code will require AMG Nevada to recognize gain on the transfer of its assets to AMG Canada. Because AMG's only assets consist of cash, which has a basis equal to its fair market value, there should be no gain on the transfer to recognize. In our opinion, pursuant to Treasury Regulations Section 1.367(a) -3, Section 367 of the Code will not require the shareholders of AMG to recognize gain on the exchange of their shares in AMG Nevada for AMG Canada.

3.	Passive Foreign Investment Company Considerations.

     Sections 1291 to 1298 of the Code contain the Passive Foreign Investment Company ("PFIC") rules. These rules provide generally that if 75% or more of a foreign corporation's gross income for the taxable year or 50% or more of the average percentage of assets held by such corporation during the taxable year produces passive income or are held for the production of passive income, then such foreign corporation is a PFIC. Once an entity is classified as a PFIC, it continues to be classified as a PFIC for all future years.

     The determination as to whether a foreign corporation is a PFIC is normally made at the end of its taxable year. There is, however, an exception for new corporations. Under the so-called "start up year" rule, a new foreign corporation is not treated as a PFIC even if it fails the gross income and asset test described above,

AMG Oil, Ltd.
September 30, 2008

where in each of the subsequent two year ends less than 75% of its gross income is passive income and less than 50% of its assets produce passive income. Because AMG Canada is, for U.S. tax purposes, treated as a new foreign corporation, we are of the opinion that it is more likely than not that the start up year rule will apply. There is, however, no explicit guidance on this point. If the start up year rule applies to AMG, it must change the composition of its assets and income by September 30, 2009 to avoid being classified as a PFIC.

     U.S. holders of a PFIC are required to pay certain additional taxes, referred to as the deferred tax amount, on the sale or exchange of stock in a PFIC or upon the receipt or distribution from a PFIC. All or a portion of the gain realized from the sale of stock of PFIC is taxed as ordinary income. In addition, certain stock for stock exchanges that would otherwise be tax free are taxable if the U.S. holder is transferring shares of a PFIC. Section 1295 of the Code provides that U.S. holders may, in certain circumstances, elect to have a PFIC taxed as a "Qualified Electing Fund" ("QEF"). U.S. holders of a QEF are required to include in their income currently their pro rata share of the PFIC' s income, but are not required to pay the deferred tax amount, referred to above, on the sale of their stock in a PFIC or upon distribution from a PFIC. A complete discussion of the PFIC rules, and the advisability and/or ability of any U.S. holders to elect QEF are beyond the scope of this discussion.

     Because AMG's status as a PFIC is dependent upon future facts, we are unable to opine as to whether AMG will, in the future, become a PFIC.

4.	Post-Continuance Sale of AMG Oil Canada Shares.

     Subject to the PFIC rules, discussed above, a U.S. shareholder who sells his or her shares of AMG will generally recognize a long term capital gain (or loss). The amount of capital gains (or loss) will equal the amount by which the cash received pursuant to the sale of the shares exceeds (or is exceeded by) such holder's adjusted basis in the shares surrendered. If the U.S. shareholder's holding period for the AMG shares (which includes the holding period for the AMG Nevada shares) is less than one year, the U.S. shareholder will recognize a short term capital gain (or loss) on the sale of his or her shares. Individuals are subject to a lower rate of federal income tax (currently 15%) on long term capital gains, while short term capital gains are subject to the same tax rate as is ordinary income. There are limitations on the ability of taxpayers to utilize both long term and short term capital losses.

5.	Post-Continuance dividends on AMG Oil Canada shares.

     Any dividends received by U.S. shareholders of AMG Oil Canada will, assuming AMG Oil is not a passive foreign investment company, be qualified dividends. Individual shareholders are currently subject to United States federal income tax on qualified dividends at a 15% rate. Any Canadian tax withheld by Canada Customs & Revenue Agency on such dividends will be available as a foreign tax credit to the U.S. shareholders. The amount of the Canadian taxes that can be used as a foreign tax credit will depend on the particular tax situation of each U.S. shareholder. Each U.S. shareholder should consult with a tax advisor regarding the calculation of any available foreign tax credit available in his or her particular tax consequences.

AMG Oil, Ltd.
September 30, 2008

Limitations

     The opinion set forth above summarizes the material United States federal income tax consequences of the Continuation to the "U.S. holders" (as defined below). It does not purport to discuss all of the United States consequences that may be relevant, nor will it apply to the same extent or in the same way to all stockholders. The summary does not describe the effect of the U.S. federal estate tax laws or the effects of any state or local tax law, rule or regulation, nor is any information provided as to the effect of any other United States or foreign tax law, other than the federal income tax laws of the United States to the extent specifically set forth herein.

     This opinion applies to AMG and to stockholders who are U.S. holders that own common shares of AMG. U.S. holders include individual citizens or residents of the United States, corporations (or entities treated as corporations for U.S. federal income tax purposes) organized under the laws of the United States or any State thereof or the District of Columbia, U.S. trusts and U.S. estates. U.S. trusts are trusts that are subject to U.S. federal income taxation regardless of source of income and generally include trusts that are subject to the primary supervision of a U.S. court and that are under the control of one or more U.S. persons with respect to substantial trust decisions. A U.S. estate is an estate that is subject to U.S. federal income taxation regardless of the source of the income. U.S. holders who own interests indirectly through partnerships or through one or more non-U.S. entities or carry on business outside the United States through a permanent establishment or fixed place of business, or U.S. holders who hold an interest other than as a common shareholder, should consult with their tax advisors regarding their particular tax consequences.

     Our opinion is based upon present provisions of the Code, regulations promulgated thereunder, interpretations of the Internal Revenue Service, and judicial decisions, all of which are subject to change, which change could affect our opinion herein. We undertake no duty or obligation to update this opinion. Our legal opinions as set forth herein are an expression of professional judgment and not a guarantee of a result. This opinion letter shall not be construed as or deemed to be a guarantee or insuring agreement. This opinion is solely for the benefit of AMG and its shareholders and may be attached as an Exhibit to the Amendment No. 3 to Registration Statement Form S-4 for AMG Oil Ltd. (SEC File No. 333-149574), and reproduced as an exhibit to such registration statement. We hereby consent to the reference to our opinion in the Registration Statement on Form S-4. Except as set forth in the preceding sentences, this opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other party, without our prior written consent.

Sincerely yours,

MORAN & OZBIRN, P.C.

/s/ Moran & Ozbirn, P.C.